

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 28, 2016

Carey P. Hendrickson
Senior Vice President and Chief Financial Officer
Capital Senior Living Corporation
14160 Dallas Parkway, Suite 300
Dallas, TX 75254

> **Re: Capital Senior Living Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response dated August 8, 2016**
> **File No. 1-13445**

Dear Mr. Hendrickson:

We have reviewed your August 8, 2016 response to our comment letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 2, 2016

Exhibit 99.1

1. You present Adjusted CFFO per share, which appears to represent a non-GAAP liquidity measure in substance. Please remove this per share measure or explain to us why you believe your presentation of Adjusted CFFO per share is consistent with the guidance of ASR 142 and Item 10(e) of Regulation S-K. See Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2. We note that you exclude lease expense from EBITDAR. Please explain to us why this is not a normal, recurring, cash operating expense necessary to operate your business. See

Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 or me at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay II, Staff Attorney at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications